UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Essendant Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

296689102

(CUSIP Number)

Mr. Richard S. Pzena

Pzena Investment Management, LLC

320 Park Avenue, 8th Floor

New York, NY 10022

(212) 355-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	Page 2 of 5

(1)	Names of reporting persons Pzena Investment Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of	(7)	Sole voting power 4,121,048
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power 4,533,427
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,533,427
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 12.04%
(14)	Type of reporting person (see instructions) IA

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, $0.10 par value per share (the “Common Stock”), of Essendant Inc., a Delaware corporation, the principal executive office of which is located at One Parkway North Blvd, Suite 100, Deerfield, IL 60015-2559. The Common Stock is traded on the NASDAQ stock market.

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Item 2.  Identity and Background.

(a)

Name. Pzena Investment Management, LLC (“PIM”).  PIM is majority owned and controlled by its Executive Committee which includes the following: Richard S. Pzena, CEO and Managing Principal; William L. Lipsey, President and Managing Principal; John Goetz, Managing Principal; and Gary Bachman, COO and Managing Principal.

     (b) Business Address. 320 Park Avenue, 8th Fl, New York, NY 10022

     (c) Principal Occupation. PIM is a registered investment adviser under the Investment Advisers Act of 1940. PIM has the power and authority to make decisions to buy and sell securities on behalf of its clients.

     (d) During the last five years, neither PIM nor Messrs. Pzena, Lipsey, Goetz and Bachman have been convicted in any criminal proceedings.

     (e) During the last five years, neither PIM nor Messrs. Pzena, Lipsey, Goetz and Bachman have been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     (f) PIM is a limited liability company organized under the laws of the State of Delaware. Messrs. Pzena, Lipsey, Goetz and

          Bachman are all citizens of the United States of America.

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Item 3.  Source and Amount of Funds or Other Consideration.

PIM has purchased 4,533,427 shares of Common Stock on behalf of its clients. The fair market value of the shares is $58,027,866. Funds for these purchases were derived from PIM’s clients.

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Item 4.  Purpose of Transaction.

As the Company’s largest shareholder, PIM believes that the proposal from Staples to acquire the Company at $12.80 per share does not constitute a superior offer to the proposed merger with SP Richards, a subsidiary of Genuine Parts Company (NYSE: GPC), nor does the offer of $12.80 per share adequately value the Company independent of the SP Richards transaction. For that reason, PIM does not intend to support the proposed acquisition by Staples.

PIM has engaged and expects to continue to engage in discussions with senior management of the Company with respect to the Company’s proposed acquisition by Staples.  PIM may engage in further discussions with management, the board of directors, other stockholders of the Company and other relevant parties concerning the proposed acquisition as well as the business, management, operations, assets, financial condition, governance, strategy and future plans of the Company, which discussions may include proposing or considering one or more of the actions described in subparagraphs (a) – (j) of Item 4 of Schedule 13D.  There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D.  Except as otherwise set forth in this Schedule 13D, the PIM does not have any plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

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Item 5.  Interest in Securities of the Issuer.

                                                                      Number                 Percentage of

                         Reporting Person                 of Shares               Shares

  (a) Pzena Investment Management, LLC     4,533,427             12.04%

   (b) PIM currently exercises voting authority over shares of Common Stock in the accounts of PIM clients that have delegated proxy voting authority to PIM. Such voting authority may be withdrawn by PIM clients at any time.

Sole Power to vote or direct the vote:

Pzena Investment Management, LLC                        4,121,048

Shared Power to vote or direct the vote:

Pzena Investment Management, LLC                        0

Sole Power to dispose or to direct the disposition:

Pzena Investment Management, LLC                        4,533,427

Shared Power to dispose or to direct the disposition:

Pzena Investment Management, LLC                        0

(c) The following table sets forth the Reporting Person transactions in the shares of the Common Stock during the last 60 days:

Messrs. Pzena, Lipsey, and Goetz own 15,158 shares indirectly through an investment vehicle in an account managed by Pzena Investment Management, LLC. These shares are included in the total shares held by Pzena Investment Management, LLC and with sole power to vote or direct the vote by Pzena Investment Management, LLC as a reporting person in Items 5(a) and 5(b) above.  It has sold 1,035 shares on July 27, 2018 which is included in the table below for transactions by Pzena Investment Management, LLC.

Pzena Investment Management, LLC

All transactions listed in the schedule below were done at PIM’s discretion for PIM’s clients.

                        Number of                     Average                    Transaction

Date                Shares Price                   Per Share                  Effected

6/19/18                           306                           13.55                  Open Market Sale

6/28/18                           789                           13.30                  Open Market Sale

7/27/18                       79,611                          15.50                  Open Market Sale

7/30/18                       36,920                          16.48                  Open Market Sale

7/31/18                       40,862                          16.50                  Open Market Sale

8/01/18                              80                          16.63                  Open Market Sale

8/03/18                       11,857                          15.92                  Open Market Sale

8/06/18                        39,822                         15.90                  Open Market Sale

8/07/18                        14,015                         16.01                  Open Market Sale

8/08/18                      139,603                         15.85                  Open Market Sale

8/09/18                        25,524                         16.00                  Open Market Sale

8/10/18                          3,100                         15.80                  Open Market Sale

8/13/18                          1,775                         15.51                  Open Market Sale

8/29/18                          5,968                         14.13                  Open Market Sale

9/06/18                          7,660                         14.35                  Open Market Sale

(d) PIM, an investment advisor registered under the Investment Advisors Act of 1940, pursuant to investment advisory contracts with its clients has dispositive power over the shares of the Common Stock in the PIM investment advisory accounts of clients. The individual clients, none of whom individually owns beneficially more than 5% of the total class of such securities, have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of the shares of the Common Stock.

(e) Not Applicable

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

________________________________________________________________________________

Item 7.  Material to be Filed as Exhibits.

None

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I Certify that the information set forth in this statement is true, complete and correct.

September 14, 2018

                                        ----------------------------------------

                                                         (Date)

                                          /s/ Richard S. Pzena, CEO

                                        ----------------------------------------

                                                       (Name/Title)

Attention.  Intentional misstatements or omissions of fact constitute federal Criminal violations (see 18 U.S.C. 1001).